UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

São Paulo, Brazil, June 11, 2021 – Companhia Siderúrgica Nacional (NYSE: SID and B3: CSNA3) (“CSN” or the “Company”) today announced that its Luxembourg finance subsidiary, CSN Resources S.A. (“CSN Resources”), will conduct an optional redemption of all of its US$503,942,000 in aggregate principal amount of outstanding 7.625% senior notes due 2023 (the “Notes”).

The Notes will be redeemed on July 12, 2021 (the “Redemption Date”) at a redemption price (the “Redemption Price”) equal to 103.813% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date. Notes held through The Depository Trust Company (“DTC”) should be surrendered for redemption in accordance with DTC’s procedures therefor. The Company has been informed that all Notes are held through DTC. The Notice of Redemption of the Notes will be sent to all registered holders on June 11, 2021. Interest on the Notes will cease to accrue on and after the Redemption Date, subject to certain exceptions, and the only remaining right of holders of the Notes is to receive payment of the Redemption Price.

This press release is for informational purposes only and does not constitute a notice of redemption of the Notes.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the optional redemption. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 11, 2021	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer